VIA ELECTRONIC TRANSMISSION October 5, 2018 TO ALL APPLICABLE EXCHANGES AND COMMISSIONS: RE: CONCORDIA INTERNATIONAL CORP Confirmation of Notice of Record and Meeting Dates We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities. We advise the following with respect to the upcoming Special Meeting of Security Holders for the subject issuer: 1 ISIN: CA20653P4096 US20653P7069 CUSIP: 20653P409 20653P706 2 Date Fixed for the Meeting: November 29, 2018 3 Record Date for Notice: October 30, 2018 4 Record Date for Voting: October 30, 2018 5 Beneficial Ownership Determination Date: October 30, 2018 6 Classes or Series of Securities that entitle Limited Voting Shares the holder to receive Notice of the Meeting: Restricted Limited Voting Shares Class A Special Shares Class B Special Shares 7 Classes or Series of Securities that entitle Limited Voting Shares the holder to vote at the meeting: Restricted Limited Voting Shares 8 Business to be conducted at the meeting: Special (name change) 9 Notice-and-Access: Registered Shareholders: NO Beneficial Holders: NO Stratification Level: Not Applicable 10 Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners: YES 11 Issuer paying for delivery to Objecting Beneficial Owners: YES Yours truly, TSX Trust Company " Rosa Vieira " Senior Relationship Manager Rosa.Vieira@tmx.com 301 - 100 Adelaide Street West, Toronto, Ontario, M5H 4H1 www.tsxtrust.com